DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/17/08
1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER
1,090,806
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
1,090,806
10. SHARED DISPOSITIVE POWER
0
 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,090,806
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.29%
14. TYPE OF REPORTING PERSON
IA
Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Insured Muni Income Fund ("PIF" or the "Issuer").
The principal executive offices of PIF are located at C/O UBS GLOBAL ASSET MANAGEMENT (US) INC
51 WEST 52ND ST.
NEW YORK NY 10019
212 882 5575

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 A principal of Bulldog Investors and Andrew Dakos, Park 80 West, Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of Bulldog Investors, Phillip Goldstein, and Andrew Dakos.
ITEM 4. PURPOSE OF TRANSACTION
The filling group submitted the attached letter (See Exhibit 1)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Annual report dated September 30, 2007 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.
a) Bulldog Investors, Phillip Goldstein, and Andrew Dakos beneficially own an aggregate of 1,090,806 shares of PIF or 5.29% of the outstanding shares.
b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.
c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

trade date	# shares	Price ($)
2/05/08		3,000		12.90
2/06/08		2,400		12.92
2/07/08		11,000		12.91
2/11/08		900		12.95
2/12/08		3,000		12.92
2/13/08		9,000		12.93
2/13/08		34,700		12.92
2/14/08		62,200		12.48
2/15/08		68,500		12.25
2/15/08		40,000		12.26
2/21/08		7,500		12.40
2/22/08		8,100		12.38
2/25/08		5,200		12.35
3/03/08		8,200		12.17
3/04/08		25,000		12.10
3/05/08		35,000		12.10
3/05/08		5,000		12.15
3/06/08		25,300		12.06
3/07/08		10,000		12.08
3/10/08		12,500		12.27
3/11/08		17,600		12.22
3/14/08		5,000		12.13
3/14/08		900		12.13

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to the Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/17/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:	Andrew Dakos

Exhibit 1.

February 21, 2008

Mr. Richard Q. Armstrong UBS Funds
c/o Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019.

Insured Municipal Income Fund Inc.

Dear Mr. Armstrong:

Please bring this letter to the attention of the board of directors.

Bulldog Investors is a group of private investment funds that have significant investments in the Fund?s common stock.

As the board is undoubtedly aware, recent

events have adversely affected the liquidity of auction preferred shares "APS"

issued by closed-end funds in general and the Fund?s

APS in particular.  Although we are not owners

of the Fund?s APS, we are sympathetic to their plight.

Nevertheless, we believe it would be inappropriate for the

Fund to bail out the APS shareholders who,like the common shareholders,

are getting everything they are contractually entitled to receive.

Thus, we caution the board to eschew any action that would have the appearance of benefitting shareholders of the APS at the expense of the common stockholders or of the Fund as a whole. We are concerned about the persistent discount to net asset value at which the Fund?s common shares have been trading.  We believe that the board should consider implementing measures designed to close that gap, including open-ending the Fund.  Whatever the board?s views on

open-ending have been in the past, the world of leveraged

closed-end funds is now dramatically different.

It is now absolutely clear that

open-ending or liquidation of the Fund would provide a

benefit to both the common and the APS shareholders.

In any event, to insure that any action contemplated by the board to benefit the APS shareholders is equitable to all

classes of the Fund?s shares, we strongly recommend that

such action be put to a shareholder vote.

Please contact us if the board would like to discuss this

matter further.

Very truly yours,


Phillip Goldstein

Principal